UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Howard Hughes Corporation

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

44267D107

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 44267D107	Page 2 of 6 Pages

(1)	Names of reporting persons General Trust Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization South Dakota
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,238,196
(6) Shared voting power 0
(7) Sole dispositive power 4,238,196
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,238,196
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.2%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 44267D107	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

The Howard Hughes Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

13355 Noel Road, 22nd Floor

Dallas, Texas 75240

Item 2(a)	Name of Person Filing:

General Trust Company

Item 2(b)	Address of Principal Business Office or, if none, Residence:

300 North Dakota Avenue, Suite 202

Sioux Falls, South Dakota 57104

Item 2(c)	Citizenship:

General Trust Company is a South Dakota trust company.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

44267D107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

SCHEDULE 13G

CUSIP No. 44267D107	Page 4 of 6 Pages

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: As of December 31, 2011, General Trust Company may be deemed to beneficially own 4,238,196 shares of Common Stock of The Howard Hughes Corporation (the “Issuer”).

(b)	Percent of class: 11.2%. The percentage is based on 37,942,107 shares of Common Stock outstanding as of November 5, 2011 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,238,196.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or direct the disposition of: 4,238,196.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SCHEDULE 13G

CUSIP No. 44267D107	Page 5 of 6 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 44267D107	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

GENERAL TRUST COMPANY

By:	/s/ E. Michael Greaves
Name: E. Michael Greaves Title: Vice President